Dresdner RCM Global Fund, Inc.
Rule 10f-3 Transactions
January 1 - June 30, 1999
Date	Security	Fund	Registered Under the
Securities Act of 1933
Purchase Price	Firm Commitment
Underwriting	Common Reasonable and Fair
Issuer in Operation 3 years	Shares Purchased
% of Fund Assets	Purchased from an
Unaffiliated Broker	% of Shares Offered
Fund Assets 	Shares Offered
	Dealer Purchased From
02/12/1999	Equant NV	Global Equity Fund
	Yes	$74.00 	Yes	Yes
	Yes	70	0.53%	Yes	0.00%	984,393
	42,000,000	MSCO